Report of Independent Registered Public
Accounting Firm

The Board of Trustees and Shareholders
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Emerging Markets
Debt Local Currency Fund and Dreyfus Equity Income
Fund (the "Funds"), each a series of The Dreyfus/Laurel
Funds Trust complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 as of May 31, 2017, with respect to securities reflected in the investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the
standards of the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed
as of May 31, 2017, and with respect to agreement of
security purchases and sales, for the period from February
28, 2017 (the date of the Funds' last examination) through
May 31, 2017:
1.	Obtained The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all securities held by sub custodians and in book entry form and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
3.	Reconciliation of the Fund's securities to the books and
records of the Fund and the Custodian;
4.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral with the Custodian records;
5.	Agreement of pending purchase and sale activity for the
Fund as of March 31, 2017, if any, to documentation of corresponding subsequent bank statements;
6.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since our last report, from the books and records of the Fund to corresponding bank
statements;
7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report ("SOC 1 Report") for the period April 1, 2016 to
March 31, 2017 and noted no relevant findings were
reported in the areas of Asset Custody and Control;
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Funds' compliance with
specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
May 31, 2017, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of The
Dreyfus/Laurel Funds Trust, and the Securities and
Exchange Commission and is not intended to be and should
not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
March 8, 2018







March 8, 2018
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Emerging
Markets Debt Local Currency Fund and Dreyfus Equity
Income Fund (collectively, the "Funds"), each a series of
The Dreyfus/Laurel Funds Trust, are responsible for
complying with the requirements of subsections (b) and (c)
of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies" of the Investment
Company Act of 1940.  We are also responsible for
establishing and maintaining effective internal controls
over compliance with those requirements. We have
performed an evaluation of the Funds' compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 as of
May 31, 2017 and from February 28, 2017   (the date of the
Funds' last examination) through May 31, 2017.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2017, and from February 28, 2017 through May
31, 2017, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer

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